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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                    PRESS RELEASE ISSUED ON APRIL 22, 2002
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                Form 40-F  X
         -----                                    -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                          No  X
   -----                       -----

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.    Press Release issued on April 22, 2002 (#05/02).

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                              [QUEBECOR WORLD LOGO]


APRIL 22, 2002                                                            05/02

FOR IMMEDIATE RELEASE                                               page 1 of 1



               QUEBECOR WORLD INC. QUARTERLY RESULTS ANNOUNCEMENT


MONTREAL, CANADA - Quebecor World Inc. (NYSE, TSE : IQW) will release its first quarter results after the close of markets on Thursday, April 25th, 2002, and hold its regular quarterly conference call with the financial community subsequent to the release. The call will be webcast live over the Internet.

Quebecor World Inc. is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com.
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Webcast address: www.quebecorworld.com/htmen/webcasts/Q102
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                                      -30-

FOR FURTHER INFORMATION CONTACT:
Tony Ross
Director, Communications
Quebecor World Inc.
Tel.: +1 514 877 5317
(800) 567 7070

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           QUEBECOR WORLD INC.



                           By:     /s/ Marie D. Hlavaty
                                   -------------------------------------------
                           Name:   Marie D. Hlavaty
                           Title:  Vice President, General Counsel & Secretary



Date: April 22, 2002